UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,685,195 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,685,195 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,685,195 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

15.1%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    300,000 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                300,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
300,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.7%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       272,812 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        2,985,195 shares
Each
Reporting     9 Sole Dispositive Power
Person          272,812 shares
With
             10 Shared Dispositive Power
                2,985,195 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
3,258,007 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

18.3%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        2,985,195 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                2,985,195 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
2,985,195 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

16.7%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 8 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 relating to the Common Stock of
Nanophase Technologies Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule
13D remains unchanged.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, if Grace exercised its warrants, it would beneficially own 2,685,195 shares of Common Stock, representing approximately 15.1% of the outstanding shares of Common Stock. Grace Investments beneficially owns 300,000 shares of Common Stock, representing approximately 1.7% of the outstanding shares of Common Stock. As general partner of Grace and Grace
Investments, if Grace exercised its warrants, Spurgeon may be deemed the beneficial owner of 2,985,195 shares of Common Stock, or 16.7% of the outstanding shares of Common
Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and Grace
Investments, if Grace exercised its warrants, Whitmore may be deemed the beneficial owner of 2,985,195 shares of Common Stock, and 272,812 shares of Common Stock as direct beneficial owner, or 18.3% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
2,232,194 Shares of Common Stock;
and
Warrants expiring on September 8, 2004 ($4.415 strike price) presently exercisable for 453,001 shares of Common
Stock

Grace Investments: shared voting power (with Whitmore and Spurgeon)
300,000 Shares of Common Stock

Whitmore:  shared voting power (with Grace, Grace
Investments and Spurgeon)
2,532,194 Shares of Common Stock;
and
Warrants expiring on September 8, 2004 ($4.415 strike price) presently exercisable for 453,001 shares of Common
Stock
and
sole voting power
272,812 Shares of Common Stock

Spurgeon:  shared voting power (with Grace, Grace
Investments, and Whitmore)
2,532,194 Shares of Common Stock;
and
Warrants expiring on September 8, 2004 ($4.415 strike price) presently exercisable for 453,001 shares of Common
Stock

(c) Transactions in the Company's Common Stock effected by
Grace Brothers, Ltd. during the past 60 days are set forth in Schedule A. Transactions in the Company's Common Stock effected by Grace Investments, Ltd. during the past 60 days are set forth in Schedule B. Transactions in the Company's
Common Stock effected by Bradford T. Whitmore during the past 60 days are set forth in Schedule C.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: April 6, 2004

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President

Page 8 of 8 Pages

SCHEDULE A

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES CORPORATION
EFFECTED BY GRACE BROTHERS, LTD. FOR THE PREVIOUS 60 DAYS.
(ALL ACTIVITY WAS EXECUTED OVER THE COUNTER)

                          Amount of         Price per
Date        Security      Shares Sold       Share
03/30/2004  Common Stock    1,350           $10.29
03/30/2004  Common Stock    5,300           $10.30
03/30/2004  Common Stock   43,100           $10.31
03/30/2004  Common Stock    4,700           $10.32
03/30/2004  Common Stock    4,525           $10.33
03/30/2004  Common Stock    1,237           $10.34
03/30/2004  Common Stock      400           $10.35
03/30/2004  Common Stock      574           $10.36
03/30/2004  Common Stock    3,300           $10.40
03/30/2004  Common Stock    1,000           $10.53
03/30/2004  Common Stock    2,000           $10.58
03/30/2004  Common Stock    1,000           $10.59
03/30/2004  Common Stock    1,500           $10.60
03/30/2004  Common Stock      600           $10.55
03/30/2004  Common Stock      400           $10.56
03/31/2004  Common Stock   12,875           $ 9.90
03/31/2004  Common Stock    1,700           $ 9.91
03/31/2004  Common Stock   15,615           $ 9.94
03/31/2004  Common Stock    1,200           $ 9.95
03/31/2004  Common Stock    2,800           $ 9.96
03/31/2004  Common Stock    5,050           $ 9.97
03/31/2004  Common Stock   19,900           $10.00
03/31/2004  Common Stock    2,500           $10.01
03/31/2004  Common Stock      300           $10.02
03/31/2004  Common Stock      100           $10.04
03/31/2004  Common Stock    3,200           $10.05
03/31/2004  Common Stock      900           $10.06
03/31/2004  Common Stock      600           $10.08
03/31/2004  Common Stock    1,700           $10.13
03/31/2004  Common Stock   13,200           $10.20
03/31/2004  Common Stock    1,200           $10.21
03/31/2004  Common Stock      300           $10.22
03/31/2004  Common Stock    2,500           $10.30
03/31/2004  Common Stock      200           $10.32
03/31/2004  Common Stock    4,500           $10.33
04/01/2004  Common Stock    1,300           $10.03
04/01/2004  Common Stock    1,000           $10.04
04/01/2004  Common Stock   18,669           $10.05
04/01/2004  Common Stock    7,100           $10.06
04/01/2004  Common Stock    6,400           $10.07
04/01/2004  Common Stock    1,000           $10.08
04/01/2004  Common Stock   21,553           $10.10
04/01/2004  Common Stock      700           $10.11
04/01/2004  Common Stock      200           $10.12
04/01/2004  Common Stock    1,500           $10.13
04/01/2004  Common Stock   29,650           $10.15
04/01/2004  Common Stock      702           $10.17
04/01/2004  Common Stock    3,000           $10.19
04/01/2004  Common Stock   45,900           $10.30


SCHEDULE B

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES CORPORATION
EFFECTED BY GRACE INVESTMENTS, LTD. FOR THE PREVIOUS 60
DAYS. (ALL ACTIVITY WAS EXECUTED OVER THE COUNTER)

                          Amount of         Price per
Date        Security      Shares Sold       Share
04/01/2004  Common Stock   26,900           $11.12
04/01/2004  Common Stock      300           $11.13
04/01/2004  Common Stock   20,000           $11.15
04/01/2004  Common Stock   59,600           $11.16
04/01/2004  Common Stock    1,800           $11.17
04/01/2004  Common Stock   52,654           $11.18
04/01/2004  Common Stock   28,450           $11.20
04/01/2004  Common Stock   20,000           $11.21
04/01/2004  Common Stock   31,250           $11.24
04/01/2004  Common Stock      200           $11.26
04/01/2004  Common Stock    2,800           $11.27
04/01/2004  Common Stock   40,000           $11.30
04/01/2004  Common Stock   39,500           $11.35
04/01/2004  Common Stock      400           $11.36
04/01/2004  Common Stock      400           $11.40
04/01/2004  Common Stock   19,700           $11.43
04/01/2004  Common Stock    8,700           $11.45
04/02/2004  Common Stock    8,500           $10.60
04/02/2004  Common Stock   58,815           $10.61
04/02/2004  Common Stock    2,500           $10.63
04/02/2004  Common Stock      500           $10.64
04/02/2004  Common Stock    1,700           $10.65
04/02/2004  Common Stock    1,000           $10.66
04/02/2004  Common Stock      600           $10.67
04/02/2004  Common Stock   32,154           $10.85
04/02/2004  Common Stock   10,000           $10.86
04/02/2004  Common Stock   23,205           $10.87
04/02/2004  Common Stock   22,800           $10.88
04/02/2004  Common Stock    3,300           $10.89
04/02/2004  Common Stock    5,500           $10.90
04/02/2004  Common Stock   12,015           $10.92
04/02/2004  Common Stock    1,300           $10.93
04/02/2004  Common Stock    2,086           $10.98
04/02/2004  Common Stock   50,000           $11.03
04/02/2004  Common Stock    5,430           $11.05
04/02/2004  Common Stock   20,700           $11.06
04/02/2004  Common Stock    1,300           $11.08
04/02/2004  Common Stock    4,760           $11.10
04/02/2004  Common Stock   10,000           $11.11
04/02/2004  Common Stock      400           $11.14
04/02/2004  Common Stock      700           $11.25
04/02/2004  Common Stock    3,300           $11.26
04/02/2004  Common Stock    2,000           $11.27
04/02/2004  Common Stock      750           $11.47
04/02/2004  Common Stock   25,000           $11.54
04/05/2004  Common Stock   30,148           $11.00
04/05/2004  Common Stock    1,318           $11.01
04/05/2004  Common Stock    2,300           $11.02
04/05/2004  Common Stock      800           $11.03
04/05/2004  Common Stock    5,240           $11.04
04/05/2004  Common Stock   20,575           $11.05
04/05/2004  Common Stock    7,300           $11.06
04/05/2004  Common Stock    3,600           $11.07
04/05/2004  Common Stock      200           $11.08
04/05/2004  Common Stock      300           $11.09
04/05/2004  Common Stock   15,000           $11.12
04/05/2004  Common Stock   10,000           $11.15
04/05/2004  Common Stock   10,000           $11.17


SCHEDULE C

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES CORPORATION
EFFECTED BY BRADFORD T. WHITMORE FOR THE PREVIOUS 60 DAYS.
(ALL ACTIVITY WAS EXECUTED OVER THE COUNTER)

                          Amount of         Price per
Date        Security      Shares Sold       Share
04/01/2004  Common Stock   22,300           $10.35
04/01/2004  Common Stock    3,800           $10.39
04/01/2004  Common Stock    2,800           $10.40
04/01/2004  Common Stock      300           $10.41
04/01/2004  Common Stock      800           $10.42
04/01/2004  Common Stock    7,400           $10.50
04/01/2004  Common Stock      300           $10.51
04/01/2004  Common Stock    1,300           $10.52
04/01/2004  Common Stock      100           $10.53
04/01/2004  Common Stock      600           $10.54
04/01/2004  Common Stock      300           $10.55
04/01/2004  Common Stock   45,800           $10.60
04/01/2004  Common Stock      100           $10.61
04/01/2004  Common Stock      100           $10.62
04/01/2004  Common Stock      100           $10.65
04/01/2004  Common Stock      100           $10.66
04/01/2004  Common Stock      300           $10.67
04/01/2004  Common Stock    1,300           $10.68
04/01/2004  Common Stock    2,200           $10.70
04/01/2004  Common Stock   10,000           $10.75
04/01/2004  Common Stock    6,500           $10.80
04/01/2004  Common Stock    1,500           $10.81
04/01/2004  Common Stock    1,000           $10.82
04/01/2004  Common Stock    1,000           $10.84
04/01/2004  Common Stock   10,000           $10.85
04/01/2004  Common Stock   10,000           $10.90
04/01/2004  Common Stock   20,000           $10.98
04/01/2004  Common Stock    2,000           $11.00
04/01/2004  Common Stock   48,000           $11.15
